Exhibit 99.6

Press Contact:
Rhiannon Staples
NICE Actimize
212-994-3878
rhiannon.staples@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1-877-245-7449
ir@nice.com

NICE Actimize Extends into Energy Sector, Implementing New Enterprise-wide Trading
Compliance Solution at Top 5 Global Energy Firm

Leveraging its market leadership in trading surveillance, NICE Actimize implements multi-million dollar deal to monitor global energy trading activities for regulatory compliance

NEW YORK – October 19, 2010 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that a top 5 global energy firm is implementing the Actimize Energy Trading Surveillance solution. The firm will use the solution to monitor its worldwide trading activities in an effort to meet its compliance oversight obligations across all the energy markets in which it participates, including oil, natural gas, liquid natural gas, power and more. Being a recognized industry leader in securities trading surveillance and compliance technology, this important energy trading engagement demonstrates the company’s strategy to expand into the energy sector. This success extends NICE’s existing presence in this market with its industry leading compliance recording solution which is deployed at many of the world's leading trading floors including this institution.

NICE Actimize solutions are currently used by many of the world’s largest investment banks and brokerages. Penetration into the energy trading surveillance market leverages the company’s proven leadership in the risk and trading compliance market. Energy markets are undergoing significant changes, and recent industry research done by NICE Actimize shows that organizations are challenged to meet various energy trading compliance requirements.  As scrutiny and enforcement increases across the energy trading industry, technology is being used to help energy firms of all kinds comply with existing and emerging regulatory standards set forth by organizations such as the U.S. Commodity Futures Trading Commission (CFTC), Federal Energy Regulatory Commission (FERC), and Federal Trade Commission (FTC).  The Actimize Energy Trading Surveillance solution is designed to support firms’ long-term strategic objectives by providing the flexibility needed to grow and adapt the solution over time, as regulatory requirements evolve.

The Actimize Energy Trading Surveillance solution allows energy trading firms to monitor physical, as well as over-the-counter, trades in real-time by easily mapping to existing data structures.  Sophisticated analytical models detect compliance matters such as manipulative trading activities, allocation and reporting irregularities and affiliate trading conflicts. Further, the solution’s comprehensive case management, query and reporting capabilities facilitate effective compliance operations and oversight capabilities, allowing organizations to demonstrate an adequate system of supervision across the enterprise.

“The selection of our Energy Trading Surveillance solution by this leading global firm reaffirms our position as an industry leader in regulatory compliance solutions,” said Amir Orad, president and chief executive officer of NICE Actimize. “The current regulatory scrutiny faced by the securities and commodity markets presents a unique opportunity for NICE Actimize to leverage our existing leadership in the financial services market--providing surveillance technology to the top institutions and developing new products that support the energy and commodities trading industry’s evolving compliance needs.“

For a recent study conducted on the current state of compliance within the energy trading industry, go to: http://actimize.com/energytradingreport

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider.  The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.